FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

　Table of Contents

Document 1 News Release dated September 24, 2008

Document 2 Material Change Report dated September 24, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

September 24, 2008 TSX-V: AGX

Amador Gold Makes New Gold Discovery on its Loveland Nickel Copper Project

Amador Gold Corp. (TSX-V:AGX) is pleased to announce a significant new gold discovery on its Loveland Nickel Copper project located approximately 35 kilometers northeast of Timmins Ontario. This discovery was made in the course of drilling to further delineate and expand the Cominco Zone of nickel-copper mineralization.

Drillhole LL08-13, collared to intersect the downdip extension of the Cominco Zone, intersected 6.37 g/t Au over a drilled width of 8.55 meters from 383.25 to 391.80 meters. Additional intercepts include 6.17 g/t Au over 3.0 meters from 403.0 to 406.0 meters and 10.39 g/t Au over 3.1 meters from 410.30 to 413.40 meters drilled width. This gold mineralization occurs within a sheared and silicified granodiorite as a stockwork of low angle quartz stringers associated with approximately 5 to 8% disseminated pyrite and arsenopyrite. Although early observations suggest that there may be a structural control associated with the mineralization, an interpretation of this new gold zone is preliminary and more drilling will be required to determine the true width, dip, strike and plunge extents. Company geologists are presently reevaluating completed drill holes intersecting the granodiorite which may result in deepening the holes to intersect the gold zone.

Drill hole LL08-13 also intersected anomalous copper-nickel mineralization within gabbros in the upper portion of the hole. The hole was stopped at 425 meters and may be extended in the next phase of drilling to test for additional gold zones at depth.

Amador plans to explore the new gold zone and continue to expand the Cominco nickel copper zone to depth and along strike. The Cominco Zone is hosted in gabbroic rocks and historically grades approximately 1.40% combined copper-nickel as confirmed by previously released drill results (March 13, 2008). The mineralization resembles Xstrata’s Montcalm deposit 35 kilometers to the west. The zone appears to extend to surface, has now been traced along strike for approximately 175 meters, and has been intersected approximately 400 meters vertically below surface (assays pending).

A rigorous quality assurance program is employed which includes the insertion of standards and blanks for each batch of samples. Samples of the NQ size drill core are sawed in half, with one-half sent to a commercial laboratory, Expert Laboratory of Rouyn-Noranda, Quebec, and the other half retained for future reference.　 Core samples are routinely analyzed for gold, nickel, copper and cobalt by aqua regia digestion with atomic absorption techniques.　 Any analyses greater than 5,000 ppm are re-analyzed using total acid digestion and atomic absorption techniques.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company's Loveland Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. The Company strategically accumulates large land packages with excellent mineral potential for exploration in existing mining or mineral districts, such as the Abitibi in Ontario. The Company's assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

For further information contact: Alan Campbell or Kevin Hull,

Hughes Exploration Group
Phone: (604) 685-2222

Or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with our Company President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – September 24, 2008.

Item 3. News Release – News Release issued September 24, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V: AGX) is pleased to announce a significant new gold discovery on its Loveland Nickel Copper project located approximately 35 kilometers northeast of Timmins Ontario.

Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V: AGX) is pleased to announce a significant new gold discovery on its Loveland Nickel Copper project located approximately 35 kilometers northeast of Timmins Ontario. This discovery was made in the course of drilling to further delineate and expand the Cominco Zone of nickel-copper mineralization.

Drillhole LL08-13, collared to intersect the downdip extension of the Cominco Zone, intersected 6.37 g/t Au over a drilled width of 8.55 meters from 383.25 to 391.80 meters. Additional intercepts include 6.17 g/t Au over 3.0 meters from 403.0 to 406.0 meters and 10.39 g/t Au over 3.1 meters from 410.30 to 413.40 meters drilled width. This gold mineralization occurs within a sheared and silicified granodiorite as a stockwork of low angle quartz stringers associated with approximately 5 to 8% disseminated pyrite and arsenopyrite. Although early observations suggest that there may be a structural control associated with the mineralization, an interpretation of this new gold zone is preliminary and more drilling will be required to determine the true width, dip, strike and plunge extents. Company geologists are presently reevaluating completed drill holes intersecting the granodiorite which may result in deepening the holes to intersect the gold zone.

Drill hole LL08-13 also intersected anomalous copper-nickel mineralization within gabbros in the upper portion of the hole. The hole was stopped at 425 meters and may be extended in the next phase of drilling to test for additional gold zones at depth.

Amador plans to explore the new gold zone and continue to expand the Cominco nickel copper zone to depth and along strike. The Cominco Zone is hosted in gabbroic rocks and historically grades approximately 1.40% combined copper-nickel as confirmed by previously released drill results (March 13, 2008). The mineralization resembles Xstrata’s Montcalm deposit 35 kilometers to the west. The zone appears to extend to surface, has now been traced along strike for approximately 175 meters, and has been intersected approximately 400 meters vertically below surface (assays pending).

A rigorous quality assurance program is employed which includes the insertion of standards and blanks for each batch of samples. Samples of the NQ size drill core are sawed in half, with one-half sent to a commercial laboratory, Expert Laboratory of Rouyn-Noranda, Quebec, and the other half retained for future reference.　 Core samples are routinely analyzed for gold, nickel, copper and cobalt by aqua regia digestion with atomic absorption techniques.　 Any analyses greater than 5,000 ppm are re-analyzed using total acid digestion and atomic absorption techniques.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company's Loveland Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 24th day of September, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: September 24, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary